

Mail Stop 3030

May 21, 2009

<u>Via U S Mail and FAX [(516)997-7479]</u>

Mr. Bernard Kravitz
President, Chief Executive Officer, and Chief Financial Officer
Dionics, Inc.
65 Rushmore Street
Westbury, New York 11590

>   **Re: Dionics, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed on March 31, 2009**
>   **File No. 000-08161**

Dear Mr. Kravitz:

We have reviewed the information and proposed disclosures filed on May 14, 2009 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 8. Financial Statements

Note 1, Summary of Significant Accounting Policies, page F-6

1.   We refer to your response to prior comment 11. Please explain to us and disclose in
        future filings why it is appropriate to recognize revenue at shipment in your specific
        circumstances. Your response and future disclosure should address the specific guidance
        from SAB Topic 13A.

Note 7, Commitments and Contingencies, F-9

2.   We refer to your response to prior comment 16. You indicate that the death benefit
        arrangement has not been given accounting recognition in the financial statements; and,
        based on your response it appears that your rationale is based on whether the benefit has
        been funded. Please tell us how your accounting considers the guidance from paragraph
        6 of SFAS 112.

3.   We note your response to comment 17; however, that response does not address the
        requirements of sale-leaseback accounting. Accordingly, we re-issue that comment. We
        see that in July 2005 you sold and leased-back your facility in Westbury NY. We also
        see that you reported a gain totaling $730,000 in earnings in 2005. Tell us how your
        accounting for the sale-leaseback and related gain recognized in that year considers the
        guidance from paragraphs 32 and 33 of SFAS 13.   Demonstrate to us that you
        appropriately applied the accounting guidance for sale-leaseback arrangements.

Form 10-Q for the quarter ending March 31, 2009

Balance Sheets

4.   In future filings please revise to remove the label "audited" from the header to the
        balance sheet for the comparative year-end since full audited financial statements as of
        your most recent year-end are not included in the Form 10-Q. This comment also applies
        to any other instances where data or other disclosure derived from audited financial
        statements is labeled "audited" in an unaudited Form 10-Q. Similarly revise the Table of
        Contents in future filings to remove the "audited" labels from the relevant captions.

Mr. Bernard Kravitz

5.   Please explain to us why the allowance for doubtful accounts is the same amount at December 31, 2008 and at March 31, 2009. Also, please explain to us why each component of inventories is the same amount at December 31, 2008 and at March 31, 2009.

Note 1, Summary of Significant Accounting Policies

6.   We see you have not presented the standard representation of management on interim financial statements as is required by Instruction 2 of Rule 8-03 of Regulation S-X. Please present the standard representation of management on interim financial statements in the footnotes to future interim financial statements.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676

                                        Sincerely,

                                        Gary R. Todd
                                        Reviewing Accountant